UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               NOVAGEN SOLAR INC.
                                (Name of Issuer)

                         $0.0001 PAR VALUE COMMON STOCK
                         (Title of Class of Securities)

                                   66988G101
                                 (CUSIP Number)

                                 AUGUST 4, 2010
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[ X ]     Rule 13d-1(c)

[   ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 66988G101

1)     Name of reporting persons:  Gisela Mills

2)     Check the appropriate box if a member of a group (See Instructions)
     (a)
     (b)

3)     SEC Use Only

4)     Citizenship or place of organization                             Canadian

Number of        (5)  Sole voting power:                               2,840,000
Shares
Beneficially     (6)  Shared voting power:                                     0
Owned
By Each          (7)  Sole dispositive power                           2,840,000
Reporting
Person With      (8)  Shared dispositive power                                 0

9)     Aggregate amount beneficially owned by each reporting person:   2,840,000

10)     Check if the aggregate amount in row (9) excludes certain shares (see
        instructions)                                                      [   ]

11)     Percent of class represented by amount in row (9)                   6.5%

12)     Type of reporting person                                              IN

ITEM 1.

(a)     Name of Issuer:  Novagen Solar Inc.

(b)     Address of Issuer's Principal Executive Offices:

        1044-3440 Bloor Street West
        Toronto, ON  M8X 2Y8

ITEM 2.

(a)     Name of person filing:  Gisela Mills

(b)     Address of principal business office or, if none, residence:

        Gisela Mills
        Wanderweg 4
        88348 Bad Salgau
        Germany

(c)     Citizenship:  Canadian

(d)     Title of class of securities:

        Common Stock, par value $0.0001 per share (the "Shares")

(e)     CUSIP No.:  66988G101

ITEM 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)  [   ]  Broker or dealer registered under Section 15 of the Act;

(b)  [   ]  Bank as defined in Section 3(a)(6) of the Act;

(c)  [   ]  Insurance company as defined in Section 3(a)(19) of the Act;

(d)  [   ]  Investment company registered under Section 8 of the Investment
            Company Act of 1940;

(e)  [   ]  An investment adviser in accordance with Rule
            13d-1(b)(1)(ii)(E);

(f)  [   ]  An employee benefit plan or endowment fund in accordance with
            Rule 13d-1(b)(1)(ii)(F);

(g)  [   ]  A parent holding company or control person in accordance with
            Rule 13d-1(b)(1)(ii)(G);

(h)  [   ]  A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)  [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)  [   ]  A non-U.S. institution in accordance with
            Rule 240.13d-1(b)(1)(ii)(J);

(k)  [   ]  Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.     OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned:     2,840,000 shares of common stock

(b)     Percent of class:  6.5%

(c)     Number of shares as to which such person has:

        i.     Sole power to vote or to direct the vote:               2,840,000

       ii.     Shared power to vote or to direct the vote:                     0

      iii.     Sole power to dispose or to direct the disposition of:  2,840,000

       iv.     Shared power to dispose or to direct the disposition of:        0

ITEM 5.     OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5
percent of the class of securities, check the following:   [  ]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.     CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2010


                                /s/ Gisela Mills
                                   Gisela Mills